# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MetaVia Inc., CIK 0001638287
CUSIP: 64132R404
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 545 CONCORD AVENUE, SUITE 210, CAMBRIDGE, Massachusetts (MA), 02138
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-001217
Filed by CIK 0001601086

## Reporting persons
- Armistice Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 902,248; sole dispositive power 0; shared dispositive power 902,248; aggregate amount beneficially owned 902,248 (9.99% of the class)
- Steven Boyd: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 902,248; sole dispositive power 0; shared dispositive power 902,248; aggregate amount beneficially owned 902,248 (9.99% of the class)

## Item 1. Issuer
Name of issuer: MetaVia Inc.
Address of issuer's principal executive offices: 545 CONCORD AVENUE, SUITE 210, CAMBRIDGE, MA, 02138

## Item 2. Person Filing
Name of person filing:
Armistice Capital, LLC
Steven Boyd

Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Steven Boyd
c/o Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America
Citizenship: Armistice Capital, LLC - Delaware; Steven Boyd - United States of America

## Item 4. Ownership
Amount beneficially owned: 902,248
Percent of class: 9.99
Shared power to vote or to direct the vote: 902,248
Shared power to dispose or to direct the disposition:
902,248

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on information from the Issuer.

Armistice Capital, LLC ("Armistice Capital") is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Master Fund, a Cayman Islands exempted company that is an investment advisory client of Armistice Capital, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Armistice Capital, LLC: /s/ Steven Boyd, Steven Boyd - Managing Member (05/15/2025)
- Steven Boyd: /s/ Steven Boyd, Steven Boyd (05/15/2025)